EXHIBIT 99.1

Cytovia Therapeutics and Cellectis Partner to Develop TALEN® Gene-Edited iPSC-Derived Natural Killer Cells

CAMBRIDGE, Mass. and NEW YORK, Feb. 16, 2021 (GLOBE NEWSWIRE) -- Cytovia Therapeutics, Inc., a biopharmaceutical company developing allogeneic “off-the-shelf” gene-edited Natural Killer (NK) and Chimeric Antigen Receptor (CAR)-NK cells derived from induced pluripotent stem cells (iPSCs), and Cellectis (Euronext Growth: ALCLS - Nasdaq: CLLS) a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today that they have entered into a strategic research and development collaboration to develop TALEN® gene-edited iPSC NK and CAR-NK cells.

The financial terms of the partnership include up to $760 million of development, regulatory, and sales milestones from Cytovia to Cellectis for the first 5 TALEN® gene-edited iPSC-derived NK products (“partnership products”). Cellectis will also receive single-digit royalty payments on the net sales of all partnered products commercialized by Cytovia. Cellectis will receive an equity stake of $15 million in Cytovia stock or an upfront cash payment of $15 million if certain conditions are not met by December 31, 2021, as well as an option to invest in future financing rounds.

“We are excited to collaborate with Cellectis, a gene-editing pioneer and leader in the development of gene-edited allogeneic cancer therapies, to further accelerate Cytovia’s NK cell programs,” said Dr. Daniel Teper, Chairman & CEO of Cytovia Therapeutics. “Cellectis has a deep understanding and proven expertise in gene-edited cell therapies, and their gene editing technology, TALEN®, will yield NK and CAR-NK treatments with improved potency, persistence, and safety for a variety of cancers, including solid tumors. We look forward to leveraging Cellectis’ insights and experience to help move Cytovia’s CAR-NKs into clinical trials by 2022.”

Cellectis will develop custom TALEN®, which Cytovia will use to edit iPSCs. Cytovia will be responsible for the differentiation and expansion of the gene-edited iPSC master cell bank into NK cells and will conduct the pre-clinical evaluation, clinical development, and commercialization of the mutually-agreed-upon selected therapeutic candidates. Cellectis is granting Cytovia a worldwide license to its TALEN® gene-editing technology, enabling Cytovia to modify NK cells addressing multiple gene targets for therapeutic use in several cancer indications.

“We are thrilled to partner with Cytovia, a pioneer in the development of NK cells derived from iPSCs,” said Dr. André Choulika, CEO of Cellectis. We are looking forward to this collaboration and the opportunity to further expand the potency of our proprietary TALEN® gene-editing technology to iPSCs and CAR-NKs. Down the road, this collaboration should allow for NK cell therapies to be made available to cancer patients, which is very much in line with Cellectis’ mission to provide life-saving product candidates to address unmet patient needs in this field.”

About Cellectis
Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

About Cytovia Therapeutics
Cytovia Therapeutics Inc. is a biotechnology company that aims to accelerate patient access to transformational immunotherapies, addressing several of the most challenging unmet medical needs in cancer. Cytovia focuses on Natural Killer (NK) cell biology and is leveraging multiple advanced patented technologies, including an induced pluripotent stem cell (iPSC) platform for CAR (Chimeric Antigen Receptors) NK cell therapy, next-generation precision gene-editing to enhance targeting of NK cells, and NK engager multi-functional antibodies. Our initial product portfolio focuses on both hematological malignancies such as multiple myeloma and solid tumors including hepatocellular carcinoma and glioblastoma. The company is establishing R&D and GMP manufacturing operations in the greater Boston area and partners with the University of California San Francisco (UCSF), the New York Stem Cell Foundation (NYSCF), the Hebrew University of Jerusalem, INSERM, and CytoImmune Therapeutics.
Learn more at www.cytoviatx.com and follow Cytovia Therapeutics on Social Media (Facebook, LinkedIn, Twitter, and Youtube).

About Gene-Edited, iPSC-derived NK Cells
Chimeric Antigen Receptors (CAR) are fusion proteins that combine an extracellular antigen recognition domain with an intracellular co-stimulatory signaling domain. Natural Killer (NK) cells are modified genetically to allow insertion of a CAR. CAR-NK cell therapy has demonstrated initial clinical relevance without the limitations of CAR-T, such as Cytokine Release Syndrome, neurotoxicity or Graft vs Host Disease (GVHD). In addition, CAR-NKs are naturally allogeneic, available off-the-shelf and may be able to be administered on an outpatient basis. Recent innovative developments with the induced pluripotent stem cell (iPSC)-derived CAR-NKs, an innovative technology, allow large quantities of true off-the-shelf, homogeneous genetically modified CAR NK cells to be produced from a gene-edited iPSC master cell bank, and thus hold promise to expand access to cell therapy for many patients.

For further information, please contact:

Cellectis Media contacts:
Margaret Gandolfo, Communications Manager, 646-628-0300, margaret.gandolfo@cellectis.com
Conor McGoldrick, Zeno Group, Assistant Account Executive, 914-355-0927, Conor.Mcgoldrick@zenogroup.com

Cellectis IR contact:
Simon Harnest, SVP, Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

Cytovia Investor Relations contact:
Anna Baran-Djokovic
VP of Investor Relations
646-355-1787
anna@cytoviatx.com

Cytovia Media contact:
Chris Maggos
LifeSci Advisors
+41 79 367 6254
chris@lifesciadvisors.com

Disclaimer

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “believe,” “expected,” forward looking”, “promising” and “will”, or the negative of these and similar expressions. These forward-looking statements, are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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